Reznik Paz Nevo Trusts Ltd.

Exhibit 99.1

October 28, 2009

To

All Holders of Top Image Systems Debentures (Series A)

Via MAGNA

Re: Announcement regarding a general meeting of holders of Series A Debentures of Top Image Systems Debentures (hereinafter: the Company)

The trustee of the (series A) Debentures of the Company, Reznick, Paz, Nevo Trustees, hereby respectfully announces a general meeting for all holders of Debentures (Series A) (hereinafter: the “Debentures”, the “Holders”) of the Company, to be held on November 4th , 2009 at 14:00 o’clock, at the Company’s offices at 2 Ben Gurion St., Ramat Gan, Israel (4th floor).

A – Meeting Agenda

The following topics will be on the agenda for the meeting:

1.	Report

A report by the Company regarding the state of the Company’s business, and reply to Holders’ questions.

2.	Appointment of Holder Representative Body

2.1	Resolution regarding the appointment of representative body for Holders of Debentures (Series A).

2.2	Setting forth the authority of the representative body, as follows:

2.2.1	To act on its own and/or through experts to examine the financial condition of the Company and consider the impact of the upcoming payment to the Debenture Holders, which is due December 31st 2009 on the continued operations of the Company and its working capital, as well as examining, together with the Company’s management, possible solutions with regard to the Debentures Holders’ rights, including the possibility of a settlement with the Company. To the extent that the representative body sees a need for a settlement regarding the Debentures, it may negotiate with the Company on such a settlement, which, if formed, will be brought for separate approval in a special meeting of the Holders and/or for approval of the court.

Reznik Paz Nevo Trusts Ltd.

2.2.2	To engage experts (such as economists, accountants, lawyers, etc.) or replace them from time to time. In the event that the Company will bear the fees and cost of such experts, these experts will be appointed by the representative body. In the event that the Company is not required to bear the fees and costs of the experts as mentioned above, the identity of the experts, including the terms of transactions with them will be brought up for approval of the Debenture Holders by a simple majority.

2.2.3	The representative body will report on the progress of negotiations with the Company from time to time in Holders meetings, when these are called for. If and when needed, the representations authorities will be adjusted in Holders meeting by a simple majority.

Selection of the members of the representative body will be as follows:

2.2.4	First – a vote to decide the number of members of the representative body (between 3 and 5 members). The number of members that will comprise the representative body will be decided by the alternative receiving the highest number of votes.

2.2.5	Secondly – a vote to decide the identity of the candidates who will be put forward at the meeting. Any Debenture Holder will be permitted to split his votes between any or all candidates, according to its discretion. The candidates who will receive the highest number of votes (up to and including the maximum number of members which will be decided on according to clause 2.2.4 above) will be appointed as members of the representative body.

14 Yad Harutzim St. Tel-Aviv, Israel
Tel: 03-6389200 Fax: 03-6393316

Reznik Paz Nevo Trusts Ltd.

❖	Appointment of any of the members of the representative body is conditioned on such member delivering a statement to the trustee, prior to its appointment, any dependency on the Company, and/or holders of controlling interest in the Company, and/or companies in their control, and/or anyone on their behalf, and/or in any subsidiaries of the Company, and/or in related companies (as the terms “controlling interest”, “subsidiary” and “related company” are defined in The Securities Law – 1968), and regarding any personal interest other than the interest derived from holding the Debentures (Series A).

❖	It is hereby clarified that an institution selected to serve as a member of the representative body will be permitted to announce the replacement of its representative by a written announcement to the trustee, without the need of approving the alternate representative in a Holders’ meeting.

❖	It is hereby clarified that that the authority of the representative body will not be impaired if any of its members will no longer serve as a member of the representation.

The decision according to clause 2 above is a ordinary decision (see clause 4 in section B below).

It is emphasized that the decision in this clause 2 is subject to the obligation for indemnification and funding set forth in clause 3 below, and for this purpose the statements in clause 3 below shall be considered an integral part of the decision proposal in clause 2 above.

14 Yad Harutzim St. Tel-Aviv, Israel
Tel: 03-6389200 Fax: 03-6393316

Reznik Paz Nevo Trusts Ltd.

3.	Indemnification of the trustee, the representative body and the experts and funding their activity

3.1	The first priority – funding the expenses of the trustee, the representative body and the experts (hereinafter: the “Activity Funding”) will be done by the Company as it agrees to do so.

3.2	The second priority – In case the Company does not agree to the Activity Funding and/or will not actually bear the costs of the Activity Funding, funding will made out of the interest and/or the principal the Company is required to pay the Holders of the Debentures (series A).

In the aforementioned case, the representative body will be authorized to set an amount which will be deducted from the aforementioned payments and be placed with the trustee as a security for the Activity Funding and the Indemnification of the trustee, the representative body and the experts (hereinafter: the “Deposit Amount”). The representative body will be authorized to create an additional security as detailed above occasionally, in a sum it will determine.

3.3	Third priority – if the representative body determines that the Deposit Amount is insufficient to cover the expenses of the experts and the trustee, the Holders will deposit an amount determined by the representative body to cover the remaining expenses of the experts and the trustee.

In light of the above, any Holders who will vote in favor of the resolution proposal in clause 2 above are obligated to deposit with the trustee an amount of no less than their pro rata share (as defined below) of the Deposit amount as set by the representative Body. After covering the expenses and fees of the trustee according to the instructions of the trust note and payment of all the expenses of the trustee and/or the representative body for engaging experts, the amounts collected from the company, whether by mutual consent, by any legal proceedings or otherwise, will be used to reimburse the Debenture Holders who took part in the Activity Funding, prior and in preference to payment to the rest of the Holders.

14 Yad Harutzim St. Tel-Aviv, Israel
Tel: 03-6389200 Fax: 03-6393316

Reznik Paz Nevo Trusts Ltd.

It is hereby clarified that the decision regarding item 12 on the agenda for the meeting means, among other things, that all Holders who voted in favor of the aforementioned decision, has agreed, subject to the following in item D(ii) as follows:

A.	To pay for its pro rata portion of the Activity Funding, as well as

B.	To indemnify the trustee, the members of the representative body and the experts, according to their pro rata portion, for any payment that will be imposed on the trustee, the representative body or the experts related to their activity and in anything related to the subject matters of the decision proposals in clauses 1.2 and 1.3 above.

C.	“The pro rata portion” means the relative portion of Debentures owned by each Holder, according to which the Holder has voted for the decision proposals in clause 1.2 and 1.3 on the meeting agenda, out of the total nominal value of all Debentures held by the Debenture Holders who voted in favor of the aforementioned proposals. It is hereby clarified that the calculation of the relative portion will be made according to the nominal value of the Debentures owned by the Holders at the time of the meeting, and will remain fixed even if the nominal value of the Debentures held by the aforementioned Holders will change after the time of the meeting.

14 Yad Harutzim St. Tel-Aviv, Israel
Tel: 03-6389200 Fax: 03-6393316

Reznik Paz Nevo Trusts Ltd.

D.	The funding and indemnification obligations hereunder are subject to the following terms:

(i)	To the extent possible, the payment will be done through an offset of the interest and/or principal payments payable to the holders who voted in favor of the aforementioned decisions.

(ii)	Nothing contained in the obligation for indemnification shall be deemed to derogate from the obligation institution holders who voted against the aforementioned decision proposals (for that purpose – institution holders shall have the meaning given to such term in the Securities Ordinances (Method of Public Allocation of Securities), 2007), (as they apply to them) according to the instructions of the Ministry of the Treasury, as they may occasionally be, regarding the obligation to fund the expenses of the aforementioned trustee, the representative body and the experts.

(iii)	Nothing contained in the obligation for indemnification shall be deemed to derogate from the Company’s obligation to indemnify the trustee according to the trust note as such an obligation exists.

4.	Miscellaneous

Decisions regarding any additional issues as they are raised by the trustee and/or the holders.

—	It is hereby clarified that calling this meeting by this announcement is not in any way a result of any violation of the trust note by the Company, and a decision to put the Debentures (Series A) up for immediate payment is not on the agenda for this meeting.

14 Yad Harutzim St. Tel-Aviv, Israel
Tel: 03-6389200 Fax: 03-6393316

Reznik Paz Nevo Trusts Ltd.

B – Participation and Voting in the Meeting

1.	Debentures Holders (series A) eligible for participation and voting at the meeting

The record date for participation in the meeting and in any postponed meeting is meeting data, November 4th, 2009 (the “Record Date”).

Any person who is able to deliver the trustee with the following documents on or prior to the opening of the meeting will be eligible to participate in the meeting:

1.1	Certification from a member of the exchange regarding a balance of Debentures owned by such Holder as of the Record Date;

or

1.2	Autonomous power of attorney from the Hapoalim bank transfer agent company as number of Debentures registered in such company’s name in the Series A Debenture Holders’register as of the Record Date (according to which the official representative of the transfer agent not prohibited from exercising his or her discretion at the vote).

2.	Quorum

The quorum for transacting any business at a meeting called in order to make an ordinary resolution is at least two Holders of Series A Debentures, either in person or by proxy, and who together represent at least ten percent (10%) of the nominal value of the outstanding balance of Series A Debentures at such time.

If no quorum exists at an ordinary postponed meeting – quorum will them consist of two (2) Holders of Series A Debentures, either in person or by proxy, without regard to the nominal value of their Debentures.

14 Yad Harutzim St. Tel-Aviv, Israel
Tel: 03-6389200 Fax: 03-6393316

Reznik Paz Nevo Trusts Ltd.

3.	The necessary majority required for an ordinary resolution of the Debenture Holders

The required majority for the approval of an ordinary resolution is a regular majority of the number of votes attended and cast in favor of or against any proposal.

4.	Calling a postponed meeting

If within thirty minutes of the scheduled time for the meeting a quorum is not available, the meeting will be postponed to the same day the following week (and in case that day is not a business day, the next business day after that) and the same time and place, without necessity for additional announcement, or to another date, time and place as decided by the trustee, and in this case a current report will be published by the MAGNA system announcing the postponed meeting (at least) seven (7) days in advance.

If no quorum exists at the postponed meeting, any two (2) Holders of Series A Debentures at the meeting, present either in person or by proxy, will constitute quorum without regard to the nominal value of the Debentures they hold.

5.	Voting by Proxy

Debenture Holders are eligible to participate and vote in any general meeting by appointing a proxy.

Appointing of the proxy will be in writing and will be signed by the appointer or an individual with power of attorney allowing appointing such person to appoint a proxy. If the appointer is a corporation, appointment will be done by written authorization signed by the corporation as required by law, with an attorney certifying the validity of the signature.

A proxy does not need to be a Debenture Holder.

14 Yad Harutzim St. Tel-Aviv, Israel
Tel: 03-6389200 Fax: 03-6393316

Reznik Paz Nevo Trusts Ltd.

A letter of appointment of the other documents under which the letter of appointment was signed or a certified copy of this power of attorney will be deposited with the trustee no later than the beginning of the meeting.

A vote conducted according to the terms in the document appointing a representative will be valid even if prior to such meeting the appointer has passed away, has been declared legally incompetent, the letter of appointment was canceled, or ownership of the Debenture for which the vote was given was transferred, unless an announcement regarding any of the above was delivered to the Company’s offices in writing by the beginning of the meeting. Any corporation which is a Debenture Holder is permitted, by a legally signed authorization, to give any person it decides to act as its representative in any Debenture Holders’ meeting, and the authorized person is permitted to act on behalf of the represented corporation.

6.	Review of documents:

The trust note for the Series A Debenture can be reviewed at the offices of the trustee “Reznick, Paz Nevo”, 14 Yad Haruzim St., Tel Aviv 67778, Sunday-Thursday between 8am and 3pm, with an advance appointment with counsel of Trustees – Att. Liat Bachar-Segal, Tel.: 03-6389200.

Reznick, Paz, Nevo Trustees Inc.